Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended
	March 31,
	2007	2006

BASIC:
Net income	$2,695	$4,342

Weighted average number of common shares outstanding	5,525	5,408

Net income per common share	$0.49	$0.80

ASSUMING DILUTION:
Net income	$2,695	$4,342

Weighted average number of common shares outstanding	5,525	5,408

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	63	137

Weighted average number of common and common equivalent shares	5,588	5,545

Net income per common share, assuming dilution	$0.48	$0.78